Exhibit 99.1 Press release

WiLAN Provides Litigation Update

OTTAWA, Canada – May 22, 2015 – WiLAN (TSX:WIN) (NASDAQ:WILN) today provided an update on ongoing litigation.

On October 2, 2013, WiLAN announced that the company had commenced two separate litigations against Alcatel-Lucent USA Inc. (“Alcatel-Lucent”) and against Ericsson, Inc. (“Ericsson”), among other parties, claiming infringement of WiLAN's U.S. Patent Nos. 8,229,437, 8,027,298 and 8,249,014 related to LTE technologies.

Alcatel-Lucent has signed a license and settlement agreement to resolve this litigation.  The litigation involving remaining defendant, Ericsson, is being tried in the U.S. District Court for the Southern District of Florida.  In March 2015, Ericsson moved for summary judgment on non-infringement and invalidity defenses.

Today, Judge Donald M. Middlebrooks issued a ruling that grants Ericsson’s motion for summary judgment on the three patents at issue.  The Court ruled that two of the patents were not infringed by Ericsson and the third patent was invalid.  The trial in the case, which was previously scheduled to commence on May 26, 2015, has been cancelled.  In this ruling, the Judge did agree with WiLAN that no most favoured licensee provisions apply to the three patents.

WiLAN is currently reviewing the ruling with trial counsel, Tensegrity Law Group LLP.  The preliminary view of trial counsel is there are grounds to appeal this ruling to the United States Court of Appeals for the Federal Circuit.

The case remains before the courts and it is WiLAN’s policy not provide commentary on cases that are before the courts.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

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PRESS RELEASE

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “The preliminary view of trial counsel is there are grounds to appeal this ruling to the United States Court of Appeals for the Federal Circuit” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 2, 2015 annual information form for the year ended December 31, 2014 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

www.wilan.com                              © copyright Wi-LAN 20152